Mail Stop 4561


      December 23, 2005




Rodney M. Tiede
Chief Executive Officer and Chairman of the Board
Broadcast International, Inc.
7050 South Union Park Center, Suite 600
Midvale, Utah  84047

Re:	Broadcast International, Inc.
      Pre-Effective Amendment No. 4 to Form S-3/A on Form SB-2
Filed November 29, 2005
      File No. 333-125710

Form 10-KSB/A for year ended December 31, 2004
Filed April 27, 2005
      File No. 0-13316

Form 10-QSB for the quarter ended March 31, 2005
      Filed May 16, 2005
      File No. 0-13316

      Form 10-QSB for the quarter ended June 30, 2005
      Filed August 12, 2005
      File No. 0-13316

Dear Mr. Tiede:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

General

1. We note your response to comment 1 stating that if additional investment rights are exercised in the future and Rule 462(b) is not available, the company will file a new registration statement to register the resale of the common stock. Please note that Rule 462(b) applies to registration statements that are registering additional securities for the same class as were included in an earlier registration statement for the same offering. As such, the additional investment rights are not part of this offering. Please confirm that you will file a new registration statement to register the resale of the common stock underlying the additional investment rights.

2. We note your response to comment 2 that states if A warrants are issued to affiliated broker-dealers in the future and Rule 462(b) is not available with respect to registering additional securities by means of a post-effective amendment, the company will file a new registration statement to register the resale of the common stock underlying the A warrants. Please note that Rule 462(b) applies to registration statements that are registering additional securities for the same class as were included in an earlier registration statement for the same offering. As such, the common stock underlying the A warrants to be issued to affiliated broker-dealers are not part of this offering. Please confirm that you will file a new registration statement to register the resale of the common stock underlying these A warrants.

3. We note that you entered into an engagement agreement with First
Securities ASA. Please provide us with support for your statement that Norwegian is a "leading" investment banking firm.

Recent Developments, page 2

4. Please revise to discuss the material terms of Forbearance
Agreement dated November 30, 2005. In this regard, we note your Form
8 filed on December 6, 2005. Further, please revise to include a discussion in your risk factor section.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Results of Operations, page 12

5. Reference is made to the disclosure of net loss on page 12 where you discuss net loss excluding certain non-cash expenses. This appears to be a non-GAAP measure for which you should revise to comply with all of the requirements of Item 10(h) of Regulation S-B.
Please advise us or revise accordingly.

Financial Statements and Notes
Note 14 - Subsequent Events, page F-19

6. Please expand your subsequent events footnote in your registration statement to provide similar information that was included in Note F to your Form 10-QSB for the period ended September 30, 2005. In general, since you have included interim financial statements in your registration statement, you should also include all relevant information for the interim period in your footnotes. It should be clear that this information is unaudited.

7. We noted that an aggregate derivative liability of $5,974,027 and
$4,214,893 as of June 30, 2005 and September 30, 2005,
respectively,
was recorded to recognize the fair value of the warrants and the conversion feature of the notes. Disclose separately the amounts related to the warrants and the conversion feature of the notes.

8. Advise us and disclose the method and the assumptions used in determining the fair value of the warrants and the conversion feature.

9. We note from your response to comment 28 section 3, that you do not have a limit on the number of shares that could be delivered in a share settlement under your convertible debt agreement. Based on the disclosure on page 16 of your registration statement, you state in no event would the conversion price go below $.50 which seems to cap the potential number of shares to be delivered. Please clarify this apparent discrepancy. To the extent that you do not have a limit, it appears that you may not be able to conclude that you have sufficient authorized and unissued shares available to settle other previously issued contracts that are exercisable during the period the conversion feature is in place (i.e. nonemployee options or warrants, etc.) As such, net-share settlement would not be within the control of the company and the contracts would be treated as a liability given the guidance in paragraphs 19-21 of EITF 00-19. Please advise.

10. As previously requested in comment 30, tell us your consideration of all provisions of your contracts. In this regard, please clarify if under Section 2(c) of your Convertible Debt Agreement whether you may have a call option that should be accounted for. Please tell us whether this prepayment option can be settled in cash or shares and if it represented an embedded derivative that should be accounted for under SFAS 133. To the extent this is an embedded derivative, please consider the guidance in paragraph B15 in the FASB Staff Implementation Guidance - Guide to Implementation of Statement 133 on
Accounting for Derivative Instruments and Hedging Activities.



Principal and Selling Stockholders, page 28

11. Refer to comment 23. We note your statement in the penultimate paragraph on page 32 that "affiliates of Stonegate Securities" purchased their common stock in the ordinary course of business and that they had no agreements with any party to distribute those shares. Please confirm that the affiliates of Stonegate Securities,
Inc. are the only selling shareholders who are affiliates of a broker-dealer.

Part II

Item 28.  Undertakings, page II-7

12. Please note that in your next amendment you must update your Item
512(a) undertakings in accordance with the amendments thereto that became effective as of December 1, 2005.


*****


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Yolanda Crittendon, Accountant, at (202) 551-3472 or Cicely Luckey, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Shady, Attorney-Advisor, at
(202) 551-3471 or me at (202) 551-3780 with any other questions.



Sincerely,



Elaine Wolff
Branch Chief

cc:	David G. Angerbauer, Esq (via facsimile)
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Mr. Rodney M. Tiede
Broadcast International, Inc.
December 23, 2005
Page 5